Filed Pursuant to Rule 433
Registration File No. 333-240108
January 26, 2023

KINDER MORGAN, INC.
Pricing Term Sheet
$1,500,000,000 5.200% Senior Notes due 2033

Issuer:	Kinder Morgan, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable
Security Type:	Senior Notes
Pricing Date:	January 26, 2023
Settlement Date (T+3):	January 31, 2023
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2023
Record Dates:	May 15 and November 15
Maturity Date:	June 1, 2033
Principal Amount:	$1,500,000,000
Benchmark Treasury:	4.125% due November 15, 2032
Benchmark Treasury Price / Yield:	105-07 / 3.491%
Spread to Benchmark Treasury:	+175 bps
Yield to Maturity:	5.241%
Interest Rate:	5.200%
Price to the Public:	99.683% of the aggregate principal amount
Optional Redemption:	Prior to March 1, 2033 (three months prior to the maturity date of the notes) (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	49456B AX9 / US49456BAX91
Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

ING Financial Markets LLC

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

* Note: The ratings of a security are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Legend

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533, PNC Capital Markets LLC at 1-855-881-0697 or Scotia Capital (USA) Inc. at 1-800-372-3930.

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